CONFIDENTIAL TREATMENT REQUESTED
BY RSE INNOVATION, LLC

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS PURSUANT TO 17 C.F.R. § 200.83, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

George J. Leimer

Chief Executive Officer

RSE Markets, Inc., the ultimate parent of
RSE Innovation, LLC

T 408-219-0667

george@rallyrd.com

250 Lafayette Street, 2nd Floor

New York, NY 10012

347-952-8058

April 26, 2022

VIA EDGAR AND ELECTRONIC SECURE TRANSFER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:RSE Innovation, LLC

Post-Qualification Amendment No. 2 to Form 1-A

Filed March 25, 2022

File No. 024-11612

Ladies and Gentlemen:

This letter is being submitted by RSE Innovation, LLC (the “Company”) in response to the comment letter dated April 20, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 2 to its Offering Statement on Form 1-A (CIK No. 0001812859; File No.: 024-11612) publicly filed with the Commission on March 25, 2022 (the “Offering Statement”).  This letter (this “Response Letter”) contains the Company’s responses to the Comment Letter.

For your convenience, each comment is repeated below in bold, followed by the Company’s response. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected

CONFIDENTIAL TREATMENT REQUESTED
BY RSE INNOVATION, LLC

portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

Post Qualification Amendment No. 2 to Form 1-A filed March 25, 2022

Principal Interest Holders, page 72

1.Please revise the ownership table for #URL2 to include any security holders in addition to the manager who beneficially own more than 10% of any class of the issuer's voting securities. We note that the Asset Seller received interests as part of the consideration for the asset that appears to exceed 10%. Refer to Item 12(b) of Part II of Form 1-A. Please include similar disclosure in future filings for other Asset Sellers that own more than 10% of any class of your voting securities.

Response:  The Company respectfully acknowledges the Staff’s comment.  Without conceding that the Interests (as defined in the Offering Statement) offered for sale under Regulation A are “voting securities” as that term is used under the Securities Act of 1933, as amended, the Company will include the requested disclosure with respect to all security holders who beneficially own more than 10% of the Interests of any individual Series of the Company in future offering statements.

Testing the Waters Material, page III-1

2.We note that that for certain offerings, such as your offering of #URL1, your Test-the-Waters materials include a snapshot of an interactive Comparable Asset Value Chart, which plots historical sales of assets that you note are "comparable to the Underlying Asset." Based on our review of the list of comparable assets, it is unclear to us why you believe such assets are comparable to the asset underlying the interests you are offering. For example, the comparable assets used for #URL1 are various domain names that appear unrelated and were sold for varying amounts, even when the sales were made on the same day. As one example, we note that searchengines.com was sold on January 1, 2008 for $92,500, while boxingnews.com was sold on the same day for $25,000, which suggests that even these two domain names are very different from one another. It is unclear why either of these domain names, or any of the others listed, are comparable assets that support the representation made in the Comparable Asset Value Chart that the asset value for HotSpot.com has appreciated 94.6%. Please review your Test-the-Waters materials and provide us with your analysis as to why you believe that the assets used to show historical appreciation rates in the Comparable Asset Chart are comparable to the underlying asset in the offering, and how such transactions support a historical appreciation rate that can be used for the underlying asset.

Response:  The Company respectfully acknowledges the Staff’s comment.  Appendix A to this Response Letter sets forth the domain industry-standard process the Company used to select comparable domain names for the Comparable Asset Value Chart relating to Series #URL1 and the basis for the Company’s belief that the domain names mentioned above, as well as the other

CONFIDENTIAL TREATMENT REQUESTED
BY RSE INNOVATION, LLC

domain names reflected on the Comparable Asset Value Chart relating to Series #URL1, are comparable to the Underlying Asset.  Nevertheless, going forward, for Underlying Assets that are domain names, the Company hereby undertakes that, unless otherwise noted in testing-the-waters materials or in communication to the Staff, the Company will select prior sales of only the exact same domain name in the Comparable Asset Value Chart related to domain names in the future.  Additionally, Appendix A describes the Company’s methods for selecting comparable assets for use on the Comparable Asset Value Chart with respect to the other categories of Underlying Assets regularly acquired by the Company and its affiliates.

3.We note that you list $170,000 as the current value for #URL3 on page one of your Test-the-Waters materials. Please provide us with your analysis as to how you determined the current value. In this regard, we note that the price paid for the asset on August 17, 2021 was $150,000, which includes the value of series interests that you will issue to the asset seller. In addition, please file the final purchase agreement for this asset as an exhibit, as well as purchase agreements for any other assets underlying offerings made by RSE Innovation.

Response:  The Company respectfully acknowledges the Staff’s comment.  With respect to the designation of the “Current Value” of the Underlying Asset, the Company notes that this designation appears on the first page of the Series-specific page in the Platform by which Investors access information about the Underlying Asset.  Historically, the Company has used the term “Current Value” to refer to two different figures depending on whether the Offering with respect to the Series in question has closed.  Before the Closing of a Series Offering, the term “Current Value” has been used to identify the maximum offering amount, which figure also appears in the offering circular under which the Offering of the related Series is sought to be qualified in the following locations: (i) on the cover page, (ii) in the Master Series Table in Appendix A, and (iii) in the Use of Proceeds Table in Appendix B.  After the Closing of a Series Offering, the term “Current Value” refers to the value of the Underlying Asset as determined by secondary trading activity on the Platform.  The Company hereby undertakes that, as soon as practicable (due to technological changes that must occur), it will change this language in the Platform so that the term “Current Value” is replaced with “Offering Amount” prior to the Closing of an Offering.

With respect to the purchase agreement for the Underlying Asset relating to Series #URL3, the Company respectfully directs the Staff’s attention to Exhibit 6.3 to the Offering Statement, which reflects the Form of Purchase Agreement (the “Form Agreement”).  The Form Agreement contains the standard template purchase agreement the Company generally uses to purchase Underlying Assets.  The Company anticipates that the purchase agreement for each Underlying Asset will be substantially identical to the Form Agreement in all material respects except as to the Asset Seller, the date of execution, and certain other details that do not bear on the substantive terms of the agreement.  Such other, non-substantive details are provided with respect to each Underlying Asset in the related Series Detail Table appearing in Appendix B of the offering circular under which the Offering of the related Series is sought to be qualified.  Where an Underlying Asset’s purchase agreement differs in material respects from the Form Agreement, such purchase agreement is filed as an exhibit to the offering statement.

CONFIDENTIAL TREATMENT REQUESTED
BY RSE INNOVATION, LLC

If you have any questions or comments regarding this response, please call the undersigned at (408) 219-0667.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ George J. Leimer

George J. Leimer

Chief Executive Officer

cc:Maximilian Niederste-Ostholt, RSE Innovation, LLC

Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.

Lori B. Metrock, Esq., Maynard, Cooper & Gale, P.C.

CONFIDENTIAL TREATMENT REQUESTED
BY RSE INNOVATION, LLC

APPENDIX A

Comparable Asset Selection Methodology

[***]

A-1